UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                                 ebank.com, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    643598105
                                 (CUSIP Number)


                                  James L. Box
                        2410 Paces Ferry Road, Suite 280
                                Atlanta, GA 30339
                            Telephone: (770) 863-9225
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  June 18, 2001
             (Date of Event which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this schedule is filed.

         [ ]  Rule 13d-1(b)
         [x]  Rule 13d-1(c)
         [ ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 278608104

                                  SCHEDULE 13G

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Richard D. Jackson
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                      (b) |_|

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

--------------------------------------------------------------------------------
    NUMBER OF SHARES       5     SOLE VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON          109,000
          WITH
--------------------------------------------------------------------------------
                           6     SHARED VOTING POWER

                                 12,000 (shared with wife)
--------------------------------------------------------------------------------

                           7     SOLE DISPOSITIVE POWER

                                 109,000
--------------------------------------------------------------------------------
                           8     SHARED DISPOSITIVE POWER

                                 12,000 (shared with wife)
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         121,000
--------------------------------------------------------------------------------

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         7.61%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         IN

--------------------------------------------------------------------------------

Cusip No. 278608104

Item 1(a). Name of Issuer

         The name of the issuer is ebank.com, Inc. -- As a Director of the issuer, Mr. Jackson is the beneficial owner of 121,000 shares of the issuer's securities in the following manner: 1,000 shares of common stock; 72,000 shares of preferred stock convertible into 72,000 shares of common stock, a currently exercisable warrant to purchase 36,000 shares of common stock. Also includes 8,000 shares of the preferred stock convertible into 8,000 shares of common stock and a currently exercisable warrant to purchase 4,000 shares of common stock held by Mr. Jackson's wife.

Item 1(b). Address of Issuer's Principal Executive Offices

                  The principal executive offices of the issuer are located at 2410 Paces Ferry Road, Suite 280, Atlanta, Georgia 30339.


Item 2(a). Name of Persons Filing

                  This statement is being filed by Richard D. Jackson.

Item 2(b).        Address of Principal Business Office or, if none, Residence

                  Richard D. Jackson -- 2410 Paces Ferry Road, Suite 280, Atlanta, Georgia 30339.

Item 2(c).        Citizenship
                  Richard D. Jackson -- United States of America

Item 2(d).        Title of Class of Securities

                  This statement relates to Common Stock.

Item 2(e).        CUSIP Number

                  The CUSIP Number for ebank.com, Inc. is 278608104

Item 3. This statement is not being filed pursuant to Rules 13 d-1(b) or 13 d-2 (b)

Cusip No. 278608104


Item 4.    Ownership

          (a) Amount Beneficially Owned: Richard D. Jackson - 121,000

          (b) Percent of Class: Richard D. Jackson - 7.61%

          (c) Number of shares as to which the person has:

                  (i) sole power to vote or to direct the vote Richard D. Jackson - 109,000

                 (ii) shared power to vote or to direct the vote Richard D. Jackson - 12,000

                 (iii) sole power to dispose or to direct the disposition of Richard D. Jackson - 109,000

                  (iv) shared power to dispose or to direct the disposition of Richard D. Jackson - 12,000

Item 5.    Ownership of Five Percent or Less of a Class

           Not Applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

           Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

           Not Applicable.

Item 8.    Identification and Classification of Members of the Group

           Not Applicable.

Cusip No. 278608104


Item 9.    Notice of Dissolution of Group

           Not Applicable.

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 30, 2001




                                              /s/ Richard D. Jackson
                                              ----------------------------------
                                                  Richard D. Jackson, a Director